Direct Dial: 212.468.4944

Personal Fax: 212.974.6969

Email: rnorton@dglaw.com

October 11, 2017

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed April 28, 2017

File No. 000-16350

Dear Mr. Pacho:

On behalf of WPP plc (the “Company”), this letter responds to the comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated September 27, 2017 (the “Comment Letter”) pertaining to the captioned report on Form 20-F. For ease of reference in this letter, the Commission’s comments contained in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All of the below questions make reference to the Company’s Consolidated Income Statement, Page F-8.

1.	We note your presentation of “net sales” and, as disclosed on page 2, that you previously referred to this subtotal as “gross profit.” It is not clear why you changed the label from “gross profit” to “net sales;” what this subtotal is intended to represent; and why it is relevant to an understanding of the entity’s financial performance. Please explain. Refer to IAS 1.85 and IAS 1.85A.

“Net sales” represents revenue, accounted for in accordance with IAS 18 Revenue, less direct costs, which are primarily associated with the Data Investment Management and Media Investment Management operations. The nature of these direct costs is discussed further in comment 2 below. As required by IAS 1.85A.a., net sales as a subtotal is comprised of line items made up of amounts recognized and measured in accordance with IFRS, namely revenue and direct costs. Revenue and direct costs are labeled and explained in the Group’s revenue recognition accounting policy under the caption “Revenue

Carlos Pacho

Securities and Exchange Commission

October 11, 2017

recognition” (page F-4 of the Form 20-F) in accordance with IAS 1.85A.b. Net sales as a subtotal is presented alongside subtotals and totals required in IFRS, such as revenue and profit for the year, and has not been displayed with more prominence, so as to comply with IAS 1.85A.d.

The activities of WPP plc and its subsidiaries (the “Group”) have evolved over time, including the Group’s Media Investment Management sub-sector increasingly buying digital media for its own account and taking on inventory risk upfront, changing the balance of the Group’s role as agent and principal in this field. As a result, the revenue and revenue growth rate increased, although net sales and net sales growth rate, which present a meaningful picture of the Group’s financial performance, remained steady. The Company changed the description from “gross profit” to “net sales” because we believe that this provides a more accurate description of the measure and the characterisation of our business, taking into account the type of revenue generating activity and the nature of direct costs deducted to arrive at the total. In accordance with IAS 1.85A.c., this term has been used consistently throughout the periods presented in the Form 20-F.

As noted in IAS 1.85 “An entity shall present additional line items (including by disaggregating the line items listed in paragraph 82), headings and subtotals in the statement(s) presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity’s financial performance”. The Company believes net sales to be a meaningful measure of performance because the Group has significant Data Investment Management operations where revenue includes costs on which no margin is charged, principally for data collection. With none of our direct competitors present in this sector, net sales is a meaningful measure of comparative, competitive revenue growth. This is discussed on page 29 of the Form 20-F under the caption “Net sales margin”.

We believe that our current disclosure complies with the requirements of IAS 1, and that the current presentation allows for some comparability within the industry and provides useful information for investors in assessing the Group’s financial performance, mirroring the way in which management monitors the business internally.

2.	Please tell us your policy for determining functionally which costs are classified as “operating” or “direct.” We note that “operating” includes costs associated with your staff and establishment. Please tell us why these costs are not attributable to direct costs and further why you believe that “net sales” is a complete depiction that includes all information necessary for a user to understand the subtotal.

Carlos Pacho

Securities and Exchange Commission

October 11, 2017

“Direct” costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Such costs represent the directly attributable and incremental costs incurred specifically to service a revenue-generating contract. This is disclosed in the Group’s revenue recognition accounting policy under the caption “Revenue recognition” (page F-4 of the Form 20-F).

“Operating” costs consist of the other operational costs incurred by the Group, including staff costs and establishment costs. Establishment costs primarily represent operating lease charges and related costs, which are neither directly related to revenue-generating activities nor incrementally incurred specifically to service a revenue-generating contract and thus are not included as a direct cost. Similarly, staff costs relating to individuals employed by the Group are not considered incremental costs incurred to satisfy client contracts; such resources may be directed by the Group to service the Group’s portfolio of clients and projects or other non-revenue generating activities as deemed necessary.

“Net sales” represents revenue less direct costs, which are defined in the Group’s revenue recognition accounting policy. As such, a reader is able to understand the subtotal and its constituent elements.

3.	Further, please tell us what consideration you gave to allocating costs to functions other than direct or operating costs. Refer to IAS 1.103.

Taking into account the nature of the Group’s business, we believe that the categories of direct and operating costs represent the most relevant categorization to assist users in understanding the financial performance of the business. The distinction between the two categories is as described in the response to comment 2 above.

We have considered the requirements of IAS 1.103 and whether operating costs could be further sub-divided into additional functional categories. However, the function of these expenses is to deliver the services the Group provides to our clients, thus representing costs associated with the Group’s operations. Therefore, we believe the single category of operating costs provides the appropriate level of disclosure.

4.	Clarify for us whether the Revenue line item includes the gross amount billed when you act as principal and it only includes the net amount retained when you act as agent.

Carlos Pacho

Securities and Exchange Commission

October 11, 2017

We confirm that the revenue line item includes the gross amount billed when the Group acts as principal and only includes the net amount retained when we act as agent. This is disclosed in our revenue recognition accounting policy on page F-4 of the Form 20-F under the caption “Revenue recognition – Advertising and Media Investment Management”.

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On behalf of the Company we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Cc:	Andrea Harris, Esq.